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Attention:	Scott Stringer
Lyn Shenk
Stacey K. Peikin
Dietrich King

Re:	MNTN Digital, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 14, 2022
CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN Digital, Inc. (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted an amended Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 14, 2022 (the “Draft Submission”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 3, 2022 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 3, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 14, 2022

March 29, 2022

Prospectus Summary, page 1

1.	We note your disclosure in response to comment 3. Please revise to disclose as you do on page F-12 that the Company generates revenue by charging its clients a variable fee based on the level of ad spend.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 6 of Submission No. 3.

Our Comprehensive Solution Serves Emerging and Large Brands, page 5

2.	We note your disclosure in response to comment 8. Please expand your disclosure to further explain what is meant by "the 17.3 billion requests on average that our platform processes each day..." Please disclose what is meant by a "request" in this context.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 3 to delete this metric.

Some of our clients may have, or subsequently develop, high-risk credit profiles..., page 30

3.	We note your disclosure in response to comment 14. In order for potential investors to better understand the risk, please disclose what is meant by "otherwise pay slowly for advertising inventory," and discuss your experience of being unable to collect invoiced amounts from your clients, if material.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 30 of Submission No. 3 to revise the phrase “otherwise pay slowly for advertising inventory.” The Company also advises the Staff that the Company discloses on page 30 of Submission No. 3 that the Company has not experienced material issues in collecting on invoices and as such, has not further revised the disclosure in Submission No. 3.

We may rely on licenses to use the intellectual property rights of third parties, page 35

4.	We note your response to comment 16. In order for potential investors to better understand the risk, please disclose if you materially rely on any license agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 35 of Submission No. 3.

Choice of Forum, page 119

5.	We note your disclosure in response to comment 17. Please expand the disclosure on pages 119-120 to disclose, as is disclosed on page 46, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 126 of Submission No. 3.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

March 29, 2022

Very truly yours,

/s/ Ian D. Schuman
Ian D. Schuman
of LATHAM & WATKINS LLP

cc:	(via email)
Mark Douglas, Chief Executive Officer, MNTN Digital, Inc.
Patrick A. Pohlen, Chief Financial Officer, MNTN Digital, Inc.
Erim Tuc, Esq., General Counsel, MNTN Digital, Inc.
David Ajalat, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP